Exhibit 15.2

True Leaf Exercises Option to Purchase 40-acre
Site in Lumby, B.C. to Build Cannabis
Production Facility

Construction to begin with 25,000 sq. foot
hydroponic medicinal cannabis production facility

VERNON, BC - (January 2, 2018) - True Leaf Medicine International Ltd. ("True Leaf") (CSE: MJ) (FSE: TLA) (OTCQB: TRLFF), has exercised its option to purchase 40 acres of land that encompasses its facility in Lumby, B.C. through its wholly owned subsidiary True Leaf Medicine Inc.

The option was exercised on December 22, 2017 at a total cost of $3.3 million CAD. An up-front fee of $100,000 CAD was paid to the vendor for the purpose of securing the option. True Leaf now has 30 days from that date to complete the purchase.

On November 30, 2017, True Leaf launched its Regulation A+ offering to raise $10 MM CAD that was qualified by the Securities Exchange Commission (SEC). This offering enables underwriters to solicit orders from the general public in addition to traditional accredited investors and institutional investors. The company will use a portion of the funds raised from the offering to build phase one of the True Leaf facility. Boustead Securities, LLC is serving as lead underwriter for the offering.

True Leaf's application to produce and distribute cannabis under Health Canada's Access to Cannabis for Medical Purposes Regulations (ACMPR) has completed the security clearance stage, and the company has permission to build a production facility.

True Leaf anticipates that the first phase of the build will include annual production of 2,500 kilograms of dried cannabis once the facility passes Health Canada's inspection and the company becomes a licensed producer.

Now that the option has been exercised, True Leaf's ownership of the land will allow it to go ahead with plans to demolish an existing building to make way for phase one: the construction of a 16,000-square foot hydroponic grow building and a 9,000-sq. ft. building housing offices, extraction facility, laboratory and packaging areas.

The Company expects site and foundation work to begin in the coming weeks to be completed by summer 2018. The Government of Canada is committed to legalizing marijuana for recreational purposes by July 2018.

Commenting on this latest milestone, CEO Darcy Bomford said, "In addition to purchasing the 40 acres of land to build our facility, the proceeds of the Regulation A+ offering will also be used to acquire the best talent and technology available to help us fulfill our commitment to producing premium products."

True Leaf benefits from the support expressed for the company's license submission by the Mayor of Lumby Kevin Acton, and the community. The company expects to become a significant employer in Lumby, a hard-hit logging community of 1,700 in the northeast corner of the Okanagan Valley in southern British Columbia.

About True Leaf

Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc. The Company's goal is to provide federally-approved, safe and effective cannabis products that will be sold across Canada and the United States. True Leaf Medicine Inc. was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market. True Leaf Medicine Inc. has been given approval by Health Canada to build its grow facility and will be subject to a Health Canada security inspection upon completion to allow for the cultivation, manufacture, and distribution of cannabis products. Currently, True Leaf does not have a license to produce cannabis.

Established in 2015, True Leaf Pet Inc. markets safe, hemp-focused products for the pet industry. The Company launched the True HempTM pet supplement line in Canada, the United States, and Europe, becoming one of the first hemp-based pet product lines to be marketed worldwide. True Hemp TM North American products are free of CBD and THC, making them the first federally legal products to be marketed in Canada and the United States.

www.trueleaf.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel (US)
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

Follow True Leaf

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twitter.com/trueleafpet
facebook.com/trueleafmedicine
instagram.com/trueleafpet

SEC Legends

An offering statement regarding the offering described in this news release has been filed with the SEC. The SEC has qualified that offering statement, which only means that we may make sales of the securities described by the offering statement. It does not mean that the SEC has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement from: HERE

Forward-Looking Information:

This press release contains forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. Although True Leaf believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this press release. Actual results could differ materially from those currently anticipated due to a number of factors and risks discussed in True Leaf's continuous disclosure filings available under the Company's profile on www.sedar.com. While the Company may elect to, it does not undertake to update this information at any particular time.